Exhibit 99.1

Recon Receives NASDAQ Notification Regarding Minimum Bid Requirements

BEIJING, China, April 28, 2023 – Recon Technology, Ltd (NASDAQ: RCON) ("Recon" or the "Company") today announced that on April 27, 2023, it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company's ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company's ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “RCON”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 24, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by October 24, 2023, the Company may be eligible for an additional 180 calendar day grace period.

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China's first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn